UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)
                               (Amendment No. __)*

                              American Group, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                 -----------------------------------------------
                         (Title of Class of Securities)

                                    026388405
                                    ---------
                                 (CUSIP Number)


                                Herbert Gimelstob
                      2300 N.W. Corporate Blvd., Suite 222
                              Boca Raton, FL 33431
                                 (561) 997-8880
 -------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                November 30, 2000
                                -----------------
             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ?.

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

         The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

{FT155780;1}
                                  SCHEDULE 13D

CUSIP No. 026388405                                            Page 2 of 6 Pages
          ---------

------------ -------------------------------------------------------------------

     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS

             HERBERT GIMELSTOB, SS# ###-##-####
------------ -------------------------------------------------------------------

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)[ ]
                                                                  (b)[ ]

------------ -------------------------------------------------------------------

     3       SEC USE ONLY


------------ -------------------------------------------------------------------

     4       SOURCE OF FUNDS*

             PF
------------ -------------------------------------------------------------------

     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                    [ ]


------------ -------------------------------------------------------------------

     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             U.S.A.
------------ -------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF         7,029,491.66

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    -0-
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         7,029,491.66

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0-

------------ -------------------------------------------------------------------

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             7,029,491.66
------------ -------------------------------------------------------------------

    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                  [ ]

------------ -------------------------------------------------------------------

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             43.3%
------------ -------------------------------------------------------------------

    14       TYPE OF REPORTING PERSON*

             IN
------------ -------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
                                                              Page 3 of 6 Pages

Item 1.  Security and Issuer.

         This Statement on Schedule 13D relates to the shares of Common Stock, par value $.001 per share (the "Common Stock"), of American Group, Inc., a Nevada corporation (the "Company"). The principal executive offices of the Company are located at 5295 Town Center Road, #301, Boca Raton, Florida 33486.

Item 2.  Identity and Background.

         a.       Name:  Herbert Gimelstob

         b. Business address: 2300 N.W. Corporate Blvd., Suite 222, Boca Raton, FL 33431

         c. Present principal occupation: Real Estate Developer/Investor Name and address of corporation business is primarily conducted through: Gimelstob Enterprises, Inc., 2300 N.W. Corporate Blvd., Suite 222, Boca Raton, FL 33431

         d.       Convictions within the last five years: None.

         e. Proceedings and judgments/decrees/orders within the last five years: None.

         f.       Citizenship:  U.S.A.

Item 3.  Source and Amount of Funds or Other Consideration.

         (a)  Common Stock:
              ------------
                  Source of funds:  OO
                  Amount of funds: The 233,557 shares of common stock currently held by the Reporting Person were pledged to the Reporting Person as collateral. The amount owed to the Reporting Person at the time the stock was transferred to him pursuant to the terms of the Stock Pledge Agreement was $352,000.

         (b)  Convertible Series C Preferred Stock:
              --------------------------------------
                  Source of funds:  OO
                  Amount of funds: The 660 shares of Convertible Series C Preferred Stock currently held by the Reporting Person were acquired by him pursuant to a Settlement Agreement to which the Reporting Person and the Issuer are a party.

Item 4.  Purpose of Transaction.

         Purpose of acquisition of securities of the Issuer: In November 2000, the Reporting Person sold 5,000 shares of the Issuer's common stock to a former officer of the Issuer in exchange for a promissory note (the "Note") for the purchase price. In connection therewith, the Company issued to Reporting Person 200 shares of Series C Preferred Stock which the Issuer had previously agreed to issue to the former officer. Upon information and belief, the 200 shares of Series C Preferred Stock were issued to Reporting Person on the Issuer's books as of November 30, 2000, but a stock certificate for the shares was not issued to the Reporting Person until August 29, 2002. Additionally, as security for the promissory note, the former officer executed and delivered to Reporting Person a Stock Pledge Agreement dated November 30, 2000, wherein he pledged to Reporting Person 332,550 shares of common stock then owned by the former officer. The former officer retained title to the 332,550 shares of common stock unless and until he defaulted on the promissory note.

                                  SCHEDULE 13D
                                                               Page 4 of 6 Pages

Simultaneously with the above-described transactions, on November 30, 2000, the Issuer issued an additional 440 shares of Series C Preferred Stock to the Reporting Person pursuant to a Settlement & Confidentiality Agreement and General Release (the transactions contemplated therein being referred to herein as the "Settlement Transaction"). Upon information and belief, the 440 shares of Series C Preferred Stock were issued to the Reporting Person on the Issuer's books as of November 30, 2000, but stock certificates for the shares were not issued to Reporting Person until August 29, 2002. Pursuant to the Settlement Transaction, the Company and an executive officer have the right to repurchase the 440 shares of Series C Preferred Stock from the Reporting Person if all amounts owed to the Reporting Person under the Note are paid.

         Thus, as of November 30, 2000, the Reporting Person (i) owned 640 shares of Series C Preferred Stock in the Issuer, 440 of which shares were subject to the Issuer and executive officer's right of repurchase, and (ii) held a security interest in 332,550 shares of common stock pledged by the former officer.

         On March 1, 2002, the former officer defaulted on the promissory note. Thereafter, on June 24, 2002, pursuant to the terms of the Stock Pledge Agreement, the Issuer's transfer agent transferred the 332,550 shares of common stock subject of the Stock Pledge Agreement to the Reporting Person. The Reporting Person sold 98,993 of these shares on the open market on August 14, 2002 for $0.2102 per share, the proceeds of which were applied to accrued and unpaid interest then due on the Note.

         As of the date of this filing, Reporting Person owns (i) 640 shares of Series C Preferred Stock in the Company (which, as of the date hereof, are convertible into 6,795,491.66 shares of the Issuer's common stock), 440 of which shares are subject to the Issuer and executive officer's right of repurchase, and (ii) 233,557 shares of common stock.

         a. The Reporting Person intends to dispose of the remaining 233,557 shares of common stock which was the subject of the Stock Pledge Agreement as soon as possible, subject to applicable securities laws. The proceeds from such sale(s) of stock will be applied to satisfy amounts due to the Reporting Person under the Note. Except as disclosed hereinabove, Reporting Person has no specific plan or proposal to acquire additional securities of the Company or to dispose of any securities of the Company. However, as an investor, reporting person reviews from time to time the performance of all of his investments, including but not limited to the securities of the Company, and may in the future acquire additional securities of the Company or dispose of some or all of the securities of the Company.

         b.       None.

         c.       None.

         d.       None.

         e.       None.

         f.       None.

         g.       None.

         h.       None.

         i.       None.

                                  SCHEDULE 13D
                                                               Page 5 of 6 Pages

         j.       None.

Item 5.  Interest in Securities of the Issuer.

         a.       Aggregate number of the class of securities beneficially
                  owned:   7,029,491.66
                  Percentage of the class of securities beneficially owned: 43.3%

         b. Reporting person has the sole power to vote or direct the vote, and to dispose or direct the disposition, of all of the 7,029,491.66 shares beneficially owned.

         c.       Transactions within the past sixty days are as follows:

                  1.  Person who effected the transaction: Herbert Gimelstob

                  2.  Date of transaction: August 14, 2002

                  3. Amount of securities involved: Sold 98,993 shares of common stock in the Company (see description in Item 4 above).

                  4.  Price per share: $0.2102

                  5. Where and how the transaction was effected: The Shares were sold on the over the counter market.

         d.       Other persons with rights in the securities: None.

         e. The date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities: Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         See description of the Issuer and executive officer's repurchase rights with respect to 440 shares of Series C Preferred Stock set forth in Item 4 above.

Item 7.  Material to be Filed as Exhibits


Exhibit No.:
-----------

     1. Form of Guaranty executed by the Issuer and executive officer which contain the repurchase rights described in Item 6 thereof.

                          [SIGNATURE ON FOLLOWING PAGE]

                                  SCHEDULE 13D
                                                               Page 6 of 6 Pages


                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Dated:      September 4, 2002
         --------------------


                                          /s/  Herbert Gimelstob
                                          -------------------------------------
                                                     (Signature)


                                           Herbert Gimelstob
                                           ------------------------------------
                                                    (Name)